EXHIBIT 99.1

Health Canada Grants Quantum BioPharma a Product License for Its Innovative Product, Qlarity™, that Enhances Energy, and Promotes Metabolism, Mental Alertness and Cognitive Performance

TORONTO, Sept. 18, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, announces that Health Canada has granted a Product License (PN 80144141) for its natural health product, Qlarity. Quantum licensed a similar product, as a dietary supplement, for sale in the United States under the brand name unbuzzd™ (unbuzzd.com). This Product License from Health Canada permits Quantum to sell Qlarity in Canada.

Health Canada’s product license permits the following recommended uses of Qlarity, among others: helps in energy production and metabolism; helps to maintain/support normal electrolyte balance; helps (temporarily) to enhance (physical) energy and motor performance, reduce fatigue, promote endurance, promote mental alertness, and enhance cognitive performance.

“This is a milestone in Quantum BioPharma’s mission to bring innovative products to the market”, said Mr. Zeeshan Saeed, CEO of Quantum BioPharma. “We can now sell Qlarity to the Canadian market, leveraging its significant potential to improve consumer well-being.”

“I am delighted that the Natural Health Products Directorate at Health Canada has provided a Product License for Qlarity”, said Professor Lakshmi P. Kotra, a board director at Quantum BioPharma, a professor of medicinal chemistry at University of Toronto, and a senior scientist at the Krembil Research Institute, University Health Network. “I look forward to the launch of Qlarity in Canada, offering a solution to support energy, metabolism, mental alertness and cognitive performance”.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains forward-looking statements under applicable securities laws, identified by terms like "may," "should," "anticipate," "expect," "potential," "believe," or "intend." These statements, based on assumptions and expected future events, involve risks and uncertainties that may cause actual results to differ materially from those expressed. For more details on risks, see Quantum BioPharma’s filings on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Readers should not rely unduly on these statements, as there is no assurance that plans or expectations will occur. The Company assumes no obligation to update these statements except as required by law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com